Animas Resources Ltd.

TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

October 26, 2011

NR 11-10

ANIMAS SHAREHOLDERS APPROVE FINANCING

Animas Resources Ltd. (TSX.V:ANI) shareholders have now approved the creation of a new control person by way of a private placement which will raise $3.4 million for Animas to advance the Santa Gertrudis Gold Project in Mexico.

On August 31, 2011 Animas announced that it had agreed to raise the $3.4 million by way of a non-brokered private placement of Units at $0.20 per Unit. Mr. Ernesto Echavarria is the sole purchaser of the Units and, subject to shareholder approval, will become a 39.1% shareholder of Animas.

Animas believes that Mr. Echavarria’s involvement, along with the new strategic plan announced on August 31, 2011, will be a significant benefit to all shareholders of Animas.

The private placement will be filed for approval by the TSX Venture Exchange and will be closed shortly thereafter.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected